Exhibit 5.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Auditor” in Cenovus Energy Inc.’s Short Form Base Shelf Prospectus dated October 10, 2017 for the registration of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (the “Prospectus”) and to the incorporation by reference therein of our report dated March 29, 2017, with respect to the statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips incorporated by reference in the Business Acquisition Report of Cenovus Energy Inc. dated July 19, 2017, which is incorporated by reference into the Prospectus.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

October 10, 2017